

Evan Leaphart · 3rd

 **Kiddie Kredit**

Founder at Kiddie Kredit + Co-Founder of Black Men Talk Tech conference

Talks about #fintech, #founders, #startups, #blackfounders, and #entrepreneurship

Miami, Florida, United States · **Contact info**

Experience

 **Founder**
Kiddie Kredit · Full-time
Mar 2018 - Present · 4 yrs 1 mo

A mobile chore app for kids and parents to teach the fundamentals of financial literacy

 **Co-Founder**
Black Men Talk Tech
Apr 2019 - Present · 3 yrs
Miami, Florida

 **Scout**
Florida Funders
Mar 2021 - Present · 1 yr 1 mo

 **Advisory Board**
Miami EdTech
Nov 2018 - Present · 3 yrs 5 mos
Miami/Fort Lauderdale Area

 **Cohort 6 Graduate**
Founder Gym
Jan 2019 - Feb 2019 · 2 mos

Founder Gym is an online training center for underrepresented founders who want to build successful tech startups. Incorporating best practices from entrepreneurship, education, and sports psychology, Founder Gym offers an innovative approach to develop the world's next great entrepreneurs.

 **Meet the Graduates of Founder Gym Cohort 6 – FounderGym – Medium**
"Because of Founder Gym, I now have a roadmap, network, and the confidence to fundraise. My goal to raise $1.5 million in venture capital..."